Exhibit A

March 31, 2015

The Board of Directors of PICO Holdings Inc.
c/o John Hart
7979 Ivanhoe Avenue, Suite 300
La Jolla, CA 92037

Dear Ladies and Gentlemen of the Board,

River Road Asset Management LLC ("RRAM") is a value-oriented institutional equity manager with approximately $7.8 billion in assets under management (as of 12/31/14). Our clients are located in 11 countries and represent some of the world's largest and most respected corporations, endowments, and government agencies. RRAM, ON BEHALF OF ITS CLIENTS, CURRENTLY OWNS APPROXIMATELY 2.0 MILLION COMMON SHARES OF PICO, WHICH REPRESENTS AN 8.8% OWNERSHIP INTEREST IN THE COMPANY. Prior to establishing our current ownership position in 2012, we were significant shareholders of PICO from early 2006 through mid-2008.

In our letter to the Board dated February 23, 2015, RRAM OFFERED SEVERAL IDEAS SENIOR MANAGEMENT AND THE BOARD SHOULD PURSUE TO UNLOCK AND MAXIMIZE THE VALUE OF PICO SHARES. To wit, we suggested the following:

     o    Monetize the firm's investment in NorthStar
     o    Monetize the firm's investment in UCP
     o Use a significant portion of the asset sale proceeds to repurchase shares (assuming shares remain undervalued) and/or pay a special one-time cash dividend
     o Conduct a strategic review to determine if PICO should remain an independent, publicly-traded company

Consistent with several of our recommendations, ON MARCH 16, 2015, PICO:
     o Announced the HIRING OF AN INVESTMENT BANK TO PURSUE "A REVIEW OF FINANCIAL AND STRATEGIC ALTERNATIVES" FOR NORTHSTAR.
     o Acknowledged that the share price of UCP "does not reflect its intrinsic value" and as the controlling shareholder, PICO ENCOURAGED UCP MANAGEMENT TO "EVALUATE OPTIONS FOR UNLOCKING SHAREHOLDER VALUE IN A MANNER THAT WOULD BE IN THE INTEREST OF ALL SHAREHOLDERS."
     o Commented THE BOARD INTENDS TO RETURN VALUE TO SHAREHOLDERS THROUGH STOCK REPURCHASES, following the potential NorthStar monetization and assuming PICO shares remain undervalued.

RRAM WISHES TO EXPRESS OUR STRONG SUPPORT for the actions described above. We certainly agree with management's acknowledgement that PICO'S SHARE PRICE DOES NOT REFLECT THE FIRM'S INTRINSIC VALUE, AND WE BELIEVE THESE ACTIONS WILL BE POSITIVE STEPS TOWARD UNLOCKING THE VALUE OF PICO.

One of the key tenets of the RRAM investment philosophy is seeking equity investments that are "undiscovered, underfollowed, or misunderstood." In PICO's case, we believe "undiscovered" is the most appropriate description given that the company has no sell-side research coverage, typically does not conduct conference calls or attend investor conferences, nor provides much detail in its press releases. While we understand why PICO doesn't attract sell-side coverage or attend investor conferences, RRAM WOULD LIKE TO SEE PICO PROVIDE MORE DETAIL IN SEC FILINGS TO HELP INVESTORS VALUE THE ASSETS OF VIDLER WATER. If transactions for NorthStar and UCP are consummated, investor attention will certainly shift to the difficult-to-value assets of PICO subsidiary Vidler Water.

RRAM'S FUNDAMENTAL RESEARCH MIRRORS PICO MANAGEMENT'S COMMENTS ON THE Q4 CONFERENCE CALL THAT VIDLER WATER "COULD HAVE A VALUE OF APPROXIMATELY 2.2 TIMES CARRYING COST." We believe this estimate is conservative based on our analysis of each asset. For example, the current market value of Vidler's interest in Fish Springs Ranch ("FSR") significantly exceeds its book value.

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PICO's 10-K states that Vidler has a 51% partnership interest in FSR, whose primary assets are ownership of 7,984 acre-feet (AF) of fully permitted, transferable water credits plus 5,000 AF of water credits without regulatory approval for importation. Vidler financed the construction of the FSR pipeline to the partnership, which entitles Vidler to fully recover the pipeline construction costs and accrued interest prior to partnership distributions. This will only occur when FSR generates revenue from the sale of water credits. Vidler has exclusive rights to the FSR pipeline, which has an estimated total capacity of 18,000 to 20,000 AF/year (according to PICO management).

Based on local market comparisons in the Reno area, RRAM believes the fully permitted deliverable water rights have a current market value of $35,000 per AF. This estimate is based on several factors, including private market transactions from several years ago, available water prices (with delivery and infrastructure cost adjustments) from the Truckee Meadow Water Authority, and assumptions on average home prices and water scarcity in the area. We have also calculated Vidler's current "recovery" costs at ~$140 MM (which will rise each year until monetization). If the partnership was able to fully monetize FSR at current market prices, the Vidler proceeds would be:

7,984 AF x $35,000 = ~$280 MM in proceeds less $140 MM Vidler cost recovery = $140 MM distribution to partnership x Vidler 50% interest = $70 MM
Net proceeds to Vidler: $140 MM + $70 MM = $210 MM

THE ~$210 MM PRE-TAX VALUATION OF FSR (~$9.10 PER PICO SHARE) COMPARES TO FSR'S CURRENT BOOK VALUE OF ~$85 MM (~$3.70 PER PICO SHARE). The after-tax valuation could roughly be the same given PICO has over $130 MM in NOLs. Our mark-to-market valuation doesn't assign any value for the 5,000 AF of water credits without current regulatory approval for importation or the excess capacity Vidler could potentially rent to third parties. Given the significant projected growth in the Reno-Tahoe area due to the construction of the $5 billion gigafactory of Tesla Motors and lack of available water supply, these assets should continue to appreciate. THIS EXAMPLE ILLUSTRATES THE DIFFICULTY OF VALUING ONE WATER ASSET, not to mention Vidler's Tule Desert, Carson/Lyon, Arizona Recharge Facility, Phoenix AMA Water Storage, Dodge Flat, Colorado, and Harquahala Valley assets - all of which we believe are worth a premium to their respective book values.

WE WILL CONTINUE TO CLOSELY MONITOR PROGRESS ON MANAGEMENT'S STATED INITIATIVES. Given that President & CEO John Hart recently purchased nearly 50,000 shares of PICO in the open market, we expect the Board to follow John's lead. WE IMPLORE THE BOARD TO TAKE ADVANTAGE OF PICO'S CURRENT SHARE PRICE AND EXECUTE A REPURCHASE PROGRAM, PRIOR TO THE ANNOUNCED OUTCOME OF NORTHSTAR'S STRATEGIC REVIEW. Further, as a significant investor in PICO, we stand ready to take additional actions to help unlock the firm's value if the Board fails to successfully execute upon its initiatives and properly consider our additional recommendations.

Sincerely,

R. ANDREW BECK          JAMES C. SHIRCLIFF, CFA         J. JUSTIN AKIN
President & CEO,        Chief Investment  Officer,      Portfolio Manager
Senior Portfolio        Senior Portfolio
Manager                 Manager



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